Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,					Nine Months Ended September 30,
	2010	2011	2012	2013	2014	2015
Earnings:
Net loss before income taxes	$(28,998)	$(36,529)	$(11,618)	$(27,790)	$(29,943)	$(14,863)
Add: Fixed charges	89	102	96	1,126	3,653	2,741
(Loss) earnings to cover fixed charges	$(28,909)	$(36,427)	$(11,522)	$(26,664)	$(26,290)	$(12,122)

Fixed Charges:
Interest expense, including amortization of debt issuance costs and debt discount	--	--	--	$1,015	$3,549	$2,665
Estimated interest component of rent expenses (1)	$89	$102	$96	111	104	76
Total Fixed Charges	$89	$102	$96	$1,126	$3,653	$2,741

Deficiency of Earnings Available to Cover Fixed Charges (2)	$(28,998)	$(36,529)	$(11,618)	$(27,790)	$(29,943)	$(14,863)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.

(2)	We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.